UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14D-100)
TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

GATEWAY, INC.
(Name of Subject Company (Issuer))

ACER INC. (a Parent of Offeror)
GALAXY ACQUISITION CORP. (Offeror)
(Names of Filing Persons (Offerors))

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Including Preferred Share Purchase Rights)
(Title of Class of Securities)

367626108
(CUSIP Number of Class of Securities)

B.J. Lin
Assistant General Counsel
Acer Inc.
8F, 88, Sec.1, Hsin Tai Wu Rd., Hsichih,
Taipei, Hsien 221, Taiwan, R.O.C.
Telephone: +886-2-2696-1234
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:

Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is filed by Acer Inc., a company organized under the laws of the Republic of China (“Acer”), and Galaxy Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Acer (the “Purchaser”). Pursuant to Exchange Act Rule 14d-2 and General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by Acer and Purchaser.

EXHIBIT INDEX

Exhibit No.

99.1	Press Release dated August 27, 2007
99.2	Employee Letter
99.3	Investor Update: Strategic Transactions August 27, 2007 (Slide Presentation)
99.4	Investor Update: Strategic Transactions August 27, 2007 (Script)